Exhibit (e)(5)

n.v. Nuon
NUON Energy and Water Investments, Inc.
Spaklerweg 20
1096 BA Amsterdam
The Netherlands

November 26, 2003

North Coast Energy, Inc.
1993 Case Parkway
Twinsburg, OH 44087-2343
Attn: Gordon O. Yonel

Dear Mr. Yonel:

        Reference is hereby made to (i) that Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), between EXCO Resources, Inc., a Texas corporation ("Parent"), NCE Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), North Coast Energy, Inc., a Delaware corporation, and, solely with respect to Section 6.11 thereof, NUON Energy and Water Investments, Inc., a Delaware corporation ("NUON Investments"). Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Merger Agreement.

        As a condition to the willingness of the Company to enter into the Merger Agreement and as an inducement and in consideration therefor, NUON Investments hereby agrees that if Parent terminates the Merger Agreement pursuant to Section 9.1(g) as a result of NUON Investments' failure to deliver executed copies of the Stock Tender Agreement, Escrow Agreement and Guaranty Agreement, NUON Investments will pay the Company an amount equal to the difference between (i) the amount actually paid by the Company pursuant to Section 9.3(a) of the Merger Agreement (ii) less One Million Three Hundred Thousand dollars ($1,300,000), up to a maximum of Three Million Two Hundred Thousand dollars ($3,200,000). Nuon Investments shall make such payment within five business days after the Company makes payment to the Parent of the Expense Fee pursuant to Section 9.3(a) of the Merger Agreement.

        n.v. Nuon ("Nuon") agrees that if Nuon Investments is unwilling or unable to make the payment to the Company as contemplated in the above paragraph, Nuon shall timely make such payment to the Company for the account of Nuon Investments.

        This letter agreement, including all matters of construction, validity and performance, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, as applied to contracts made, executed and to be fully performed in such state by citizens of such state, without regard to conflict of laws principles.

        This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute a single agreement.

        This Agreement may be amended only in a writing executed by each of the undersigned.

Very truly yours,
n.v. NUON
		By:	/s/ Han van den Bos
		Name:	Han van den Bos
		Title:	Authorized Person
NUON ENERGY & WATER INVESTMENTS, INC.
		By:	/s/ G. Pieter Jöbsis
		Name:	G. Pieter Jöbsis
		Title:	Chairman
Accepted and Agreed:
NORTH COAST ENERGY, INC.
By:	/s/ Gordon O. Yonel
Name:	Gordon O. Yonel
Title:	President and Chief Executive Officer